Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA	Tel: 919 379-4300 Fax: 919 379-4346 www.aointl.com

March 7, 2011

Via EDGAR

Ms. Julie F. Rizzo

Attorney-Advisor

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Alliance One International, Inc.

Form 10-K for the fiscal year ended March 31, 2010

Filed June 14, 2010

File No. 001-13684

Dear Ms. Rizzo.:

This letter responds to the comments on the Form 10-K for the fiscal year ended March 31, 2010 of Alliance One International, Inc. (the “Company”) provided by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated February 24, 2011 addressed to Robert E. Harrison, our former Chairman, Chief Executive Officer and President.  We have repeated your comments below in italics and have included our responses following each comment.

Definitive Proxy Statement on Schedule 14A

Board of Directors, page 6

Compensation of Directors, page 11

1.

In future filings please confirm that you will disclose the aggregate grant date fair value of the stock awards as computed in accordance with FASB ASC Topic 718.  Refer to Item 402(k)(2)(iii) of Regulation S-K.

The Company draws the Staff’s attention to footnote 2 to the Director Compensation table which appears on page 12 of the definitive proxy statement and which indicates that the amounts reported in the Stock Awards column of that table “reflect the grant date fair value calculated in accordance with SFAS 123R associated with these restricted shares on the date of grant.”  The Company undertakes in future filings to present the codified reference (ASC Topic 718) to this accounting standard.

2.

With respect to the stock awards in the stock awards column, in future filings please revise to disclose in a footnote all assumptions made in the valuation by reference to a discussion of the assumptions in your financial statements, footnotes to the financial statements, or a discussion in Management’s Discussion and Analysis section.  Refer to Instruction to Item 402(k) of Regulation S-K.

The Company respectfully submits that pursuant to ASC Topic 718 there were no assumptions with respect to the calculation of the grant date fair value of the stock awards reported in the table--for such awards the grant date fair value was the product of the number of shares awarded and the $4.26 closing price per share on the date of grant.

Ms. Julie F. Rizzo

U.S. Securities and Exchange Commission

March 7, 2011

__________________________________________________________________________________________

Executive Compensation, page 18

Process and Procedure for Determining Compensation of Executive Officers, page 18

3.

We note your disclosure in the third paragraph of this section that the market data provided by Mercer “was obtained from independent published compensation surveys.”  Please advise us whether benchmarking to these independent published compensation surveys is material to your compensation policies and decisions.  If so, please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

The Company advises the Staff that although Mercer provided the Executive Compensation Committee with data compiled from independent published compensation surveys, and the Executive Compensation Committee reviewed such data, the data from those surveys were not material to the Executive Compensation Committee’s compensation policies and decisions.  While such data provided general background information, the Executive Compensation Committee’s benchmarking analysis focused on data with respect to the peer group of companies named on page 19 of the proxy statement.  The Company undertakes to include clarifying disclosure in future proxy statements to explain the Executive Compensation Committee’s differing use of the survey data and the peer group data.

Grants of Plan-Based Awards Table, page 26

4.

Please advise as to why the amounts listed in the maximum column of the Estimated Possible Payouts Under Non-Equity Incentive Plan Amounts for Messrs. Denny and Babb do not appear to match the amounts listed in the MIP Maximum Opportunity column in the table on page 21.  Additionally, please advise as to why the amounts for Mr. Babb listed in the Estimated Future Payouts Under Equity Incentive Plan Awards columns do not match the amounts listed in the Estimated Future Payouts Under the Performance—Contingent Awards Granted 6/18/2009 columns in the table on page 22.

The Company advises the Staff that the amounts listed in the maximum column of the Estimated Possible payouts Under Non-Equity Incentive Plan Amounts for Messrs. Denny and Babb (and for Mr. Kappaun) in the Grants of Plan-Based Awards Table appearing on page 26 of the proxy statement are incorrect, and these amounts are correctly set forth in the MIP Maximum Opportunity column in the table on page 21.  As noted in the text on page 20 preceding the table, the maximum amount is 200% of the portion of the target opportunity that is based on company performance (80% of the target award) plus the 20% of the award that is based on individual performance—for a total maximum of 180% of the target award.  Accordingly, the amounts shown in the maximum column in both tables should be 180% of the amounts set forth in the respective target columns.  The table on page 21 and the Summary Compensation Table on page 25 both correctly report the actual amounts paid with respect to these awards to these individuals.

Ms. Julie F. Rizzo

U.S. Securities and Exchange Commission

March 7, 2011

__________________________________________________________________________________________

The Company also advises the Staff that the amounts listed in the Estimated Future payouts Under Equity Incentive Plan Awards for Mr. Babb in the Grants of Plan-Based Awards Table appearing on page 26 of the proxy statement (i.e., threshold, 16,200; target, 64,800; maximum, 97,200) are correct, and the amounts are inaccurately set forth in the respective columns under Estimated Future payouts Under the Performance-Contingent Awards Granted 6/18/2009 of the FY2010 Long-Term Incentive Awards table on page 22 (i.e., threshold, 13,325; target, 53,300; maximum, 79,950).  The grant date fair value of such award at the target level as reported in the Stock Awards column of the Summary Compensation Table on 25, and at the maximum level as set forth in footnote 1 to that table, are correct.

The Company advises the Staff that these inaccuracies in the Grants of Plan-Based Awards Table and the FY2010 Long-Term Incentive Awards table on page 22 stemmed from errors in the spreadsheets used to prepare these tables, which errors were not subsequently detected in connection with the preparation of the proxy statement.  The Company has determined that such inaccuracies, in the light of a number of factors, including that accurate disclosures of the same information appeared elsewhere in the proxy statement, are not material to investors or to an understanding of the overall compensation paid to its named executive officers.  Nonetheless, the Company has implemented procedures designed to avoid such inaccuracies in future proxy statements.

*       *       *

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•

It is responsible for the adequacy and accuracy of the disclosure in its filings;

•

the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (919) 379-4300.

Very truly yours,

/s/ Robert A. Sheets

Robert A. Sheets

Executive Vice President – Chief Financial Officer